Securities and Exchange Commission, Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Powerbridge Technologies Co., Ltd.

(Name of Issuer)

Ordinary Shares, $ 0.00166667 par value per share
(Title of Class of Securities)

G72007100

(CUSIP Number)

Stewart Lor

1st Floor, Building D2, Southern Software Park

Tangjia Bay, Zhuhai, Guangdong 519080, China

Telephone: +86-756-339-5666

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 20, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: G72007100

(1)	Name of Reporting Persons: Hogstream International Ltd. (“Hogstream”) S.S. or I.R.S. Identification Nos. of above persons: N/A
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization: British Virgin Islands
Number of Shares Beneficially Owned By Each Reporting Person With	(7) Sole Voting Power: 0
(8) Shared Voting Power: 11,309,383 (1)
(9) Sole Dispositive Power: 0
(10) Shared Dispositive Power: 11,309,383(1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,309,383(1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions).
(13)	Percent of Class Represented by Amount in Row (11): 14.3% (2)
(14)	Type of Reporting Person (See Instructions): CO

(1)	Hogstream is 100% owned by Stewart Lor; accordingly, Stewart Lor is deemed to control Hogstream.

(2)	Represents the voting power with respect to all of the Ordinary Shares of the Issuer. Accordingly, the percentage is based on the aggregate voting rights of 78,967,677 Ordinary Shares issued and outstanding as of April 20, 2022.

CUSIP Number: G72007100

(1)	Name of Reporting Persons: Stewart Lor (“Stewart”) S.S. or I.R.S. Identification Nos. of above persons: ###-##-####
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization: United States of America
Number of Shares Beneficially Owned By Each Reporting Person With	(7) Sole Voting Power: 0
(8) Shared Voting Power: 11,309,383(1)
(9) Sole Dispositive Power: 0
11,309,383(1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,309,383(1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions).
(13)	Percent of Class Represented by Amount in Row (11): 14.3% (2)
(14)	Type of Reporting Person (See Instructions): IN

(1)	Includes 11,309,383 Ordinary Shares held by Hogstream, of which Stewart is the sole shareholder and therefore Stewart maintains sole voting and dispositive control over the shares reported herein.

(2)	Represents the voting power with respect to all of the Ordinary Shares of the Issuer. Accordingly, the percentage is based on the aggregate voting rights of 78,967,677 Ordinary Shares issued and outstanding as of April 20, 2022.

CUSIP Number: G72007100

Item 1. Security and Issuer.

This Amendment No. 2 to Schedule 13D (this “Amendment”), amends the Amendment No.1 to Schedule 13D filed on May 29, 2020 (the “No.1 Amendment”), which in turn amended the Schedule 13D filed on April 5, 2019 (the “Schedule 13D”), filed on behalf of the Reporting Persons as set forth therein with respect to beneficial ownership of the Ordinary Shares with a par value of US$0.00166667 per share (the "Ordinary Shares"), of Powerbridge Technologies Co., Ltd., a Cayman Islands exempted company with limited liability whose principal place of business is in Zhuhai, China (the “Company” or the “Issuer”). The purpose of this Amendment is to reflect 10,000,000 Ordinary Shares recently acquired by Hogstream International Ltd., a British Virgin Islands company wholly-owned by Stewart Lor (“Hogstream”), pursuant to the share purchase agreement dated as of April 14, 2022, entered by and between Hogstream and Argo Advisory Limited, a British Virgin Islands company (“Argo Advisory”) which is wholly-owned by Qiuxia Zhang and the No.1 Amendment.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D. All capitalized terms not otherwise defined in this Amendment shall have the same meanings ascribed thereto in the Schedule 13D.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Schedule 13D is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(a)	The names of the Reporting Persons are:

i.	Stewart; and
ii.	Hogstream.

Stewart owns 11,309,383 Ordinary Shares held by Hogstream.

Hogstream owns 11,309,383 Ordinary Shares of the Company. Stewart owns 100% equity interest in Hogstream and Stewart is therefore deemed the beneficial owner of such shares.

(b)

The principal business address of Stewart is c/o Powerbridge, c/o 1st Floor, Building D2, Southern Software Park, Tangjia Bay, Zhuhai, Guangdong 519080, China.

The principal office address for Hogstream is Sertus Incorporation (BVI) Limited, Sertus Chambers, P.O. Box 905, Quastsky Building, Road Town, Tortola, British Virgin Islands.

(c)	The principal business of Stewart is the Co-Chief Executive Officer of the Company.

The principal business of Hogstream is to act as investment holding company.

(d)	During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws of findings any violation with respect to such laws.

(f)	Citizenship of Stewart: United States of America Hogstream is a company incorporated in the British Virgin Islands.

CUSIP Number: G72007100

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Hogstream is a company formed under the laws of the British Virgin Islands. Its principal business is managing Stewart’s personal assets and investments. Hogstream is also one of the original shareholders in the Company. The Board of Directors of the Company approved the sale and issuance of 1,160,952 shares to Hogstream, among other investors, on August 20, 2018. On February 10, 2019, the Company effectuated a reverse split at a ratio of 0.6-for-1 to reduce its authorized capital shares from 50,000,000 ordinary shares with a par value of $0.001 per share to 30,000,000 ordinary shares with a par value of $0.00166667 per share. Therefore, the share number held by Hogstream and Stewart was adjusted to give effect to such reverse split.

On May 20, 2020, Hybridge transferred 1,062,812 Ordinary Shares of the Company to Hogstream.

Hogstream entered into a share purchase agreement dated April 14, 2022 with Argo Advisory. Argo Advisory agreed to transfer 10,000,000 Ordinary Shares to Hogstream at a unit price of USD$0.25 per share (calculated pursuant to the previous day’s closing price per share after a discount of 20%), for a total consideration of USD$2,536,000. The transaction was closed and Argo Advisory transferred the above-mentioned 10,000,000 Ordinary Shares to Hogstream on April 20, 2022.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

As of the date of this Amendment, the Reporting Persons do not have any plans or proposals which relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of terms of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any other person;

(h)	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any similar action to those enumerated above.

CUSIP Number: G72007100

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

a.	The aggregate number and percentage of shares of the Company’s Ordinary Shares to which this Amendment relates is 11,309,383 Ordinary Shares, constituting approximately 14.3% of the Company’s outstanding votes against the voting rights represented by 78,967,677 Ordinary Shares issued and outstanding as of April 20, 2022.

b.	The beneficial ownership of each of the Reporting Persons is:

i.	Stewart: 11,309,383 (14.3%), through his control over Hogstream.

ii.	Hogstream: 11,309,383 (14.3%).

Stewart is deemed to have sole voting power, to vote or direct the vote of and to dispose or direct the disposition of the 11,309,383 votes reported herein through Hogstream.

Hogstream holds 11,309,383 votes reported herein, but as the sole equity owner of Hogstream, Stewart is deemed to control and/or have disposition rights and voting rights over such votes.

c.	Other than as described herein, the Reporting Person has not affected any transactions in Ordinary Shares during the 60 days preceding the date of this report.

d.	Not Applicable.

e.	Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as described above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between the Reporting Persons and any person with respect to any securities of the Issuer including, but not limited to, the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

CUSIP Number: G72007100

Item 7. Material to Be Filed as Exhibits.

Exhibit 99.1*	Joint Filing Agreement, dated April 29, 2022

*	filed herewith

CUSIP Number: G72007100

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:April 29, 2022

Hogstream International Ltd.

By:	/s/ Stewart Lor
Name:	Stewart Lor
Title:	Director

Stewart Lor

By:	/s/ Stewart Lor
Name:	Stewart Lor